EXHIBIT 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247, 40584, 40585)
PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2020

1.	FINANCIAL RESULTS SUMMARY	1
2.	CHAIRMAN’S STATEMENT	2
3.	OVERVIEW AND BUSINESS UPDATE	5
4.	MANAGEMENT DISCUSSION AND ANALYSIS	8
5.	FINANCIAL RESULTS	19
6.	DISCLOSURE OF FINANCIAL RESULTS IN MACAO	37
7.	SCOPE OF WORK OF DELOITTE TOUCHE TOHMATSU	38
8.	CORPORATE GOVERNANCE	38
9.	PUBLICATION OF ANNUAL RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY	40
10.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES	40
Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings ascribed to them in our 2019 annual report and/or 2020 interim report.
1.FINANCIAL RESULTS SUMMARY
•All of our operating segments and business categories were significantly impacted by the COVID-19 Pandemic resulting in materially lower operating results and cash flows from operations.

•Total net revenues for the Group were US$1.69 billion (HK$13.08 billion) for the year ended December 31, 2020, a decrease of 80.8%, compared to US$8.81 billion (HK$68.60 billion) for the year ended December 31, 2019.

•Loss for the Group was US$1.52 billion (HK$11.81 billion) for the year ended December 31, 2020, compared to a profit of US$2.03 billion (HK$15.83 billion) for the year ended December 31, 2019.

•Adjusted property EBITDA loss for the Group was US$428 million (HK$3.32 billion) for the year ended December 31, 2020, compared to adjusted property EBITDA of US$3.19 billion (HK$24.87 billion) for the year ended December 31, 2019.

Note: The translation of US$ amounts into HK$ amounts or vice versa has been made at the rate of US$1.00 to HK$7.7526 (2019: US$1.00 to HK$7.7879) for the purposes of illustration only.

2.CHAIRMAN'S STATEMENT
Dear Shareholders,
On behalf of the Board of Directors of Sands China Ltd., I am pleased to provide an update on the Company’s financial and operating results in 2020 and the execution of our strategic objectives during the year.
In early 2021, we suffered a great loss with the passing of our founder, Mr. Sheldon Gary Adelson. Mr. Adelson was a visionary. He pioneered the development of the Cotai Strip in Macao, leading the Company and the team he created in the rapid and market-leading development of a critical mass of world-class integrated resorts in Macao. Mr. Adelson’s commitment to pushing forward with diversification and investment in non-gaming amenities in Macao was unwavering, as was his belief in a strong, healthy and cordial US-China relationship, based on mutual respect. The Company, with the full and wholehearted support of the Board and the Adelson family, will continue to honor Mr. Adelson’s vision and commitments, including through additional investments that will contribute to the diversification of Macao, while building upon his legacy.
While we were fortunate to begin the year with strong operating momentum from a very profitable and successful year in 2019, when we generated a market-leading adjusted property EBITDA of US$3.19 billion, the impact of the COVID-19 Pandemic and the related travel restrictions negatively impacted our financial and operating results beginning in the first quarter of 2020 and throughout the remainder thereof.
Specifically, our properties were closed for a portion of the first quarter of the year, and reduced travel in the region and visa restrictions meaningfully limited the ability for visitors from mainland China and elsewhere to visit Macao throughout the remainder of 2020.
The challenge of the pandemic created the opportunity for the Company to focus first and foremost on the safety and well-being of our team members and customers, and on making a difference in support of those that have been impacted in Macao. It also enabled us to accelerate our capital investment programs in Macao.
Due to the impact of the pandemic and related travel restrictions, market-wide visitation to Macao fell to 5.9 million visits in 2020, a decrease of 85% compared to last year.
The Company’s operations in Macao were directly impacted by the decrease in visitation to Macao. Total net revenues for the Company decreased 80.8% to US$1.69 billion. While we implemented a wide range of cost control measures, we maintained our commitments to our employees, avoided mass workforce reductions, and recorded an adjusted property EBITDA loss for the year of US$428 million.

Despite these challenges during the year, our scale and financial strength allowed us to continue to provide support to our team members and the local community in Macao and to accelerate our capital investment programs in support of Macao’s diversification and long-term development objectives as the leading leisure and business tourism destination in Asia.
Sands China has now invested approximately US$15 billion to deliver on our promise to help Macao in its economic diversification and its continued evolution into Asia’s leading leisure and business tourism destination. Our investment includes over 12,000 hotel rooms and suites, 2.0 million square feet (approximately 186,000 square meters) of retail-mall offerings and 1.6 million square feet (approximately 149,000 square meters) of MICE capacity.
Our investments in 2020 have expanded the market-leading scale of our hotel room, retail and entertainment offerings on Cotai. These investments include the addition of approximately 1,250 new luxury suites featuring approximately 2.7 million square feet (approximately 251,000 square meters) of new accommodation offerings at The Londoner Macao Hotel and The Londoner Court at The Londoner Macao and The Grand Suites at Four Seasons, with the latter having officially opened in the fourth quarter of 2020. In addition, we have expanded, renovated and transformed Sands Cotai Central into a new destination integrated resort, The Londoner Macao. The Londoner Macao, the first phase of which debuted on February 8, 2021, features additional MICE, retail, restaurant and entertainment offerings that will contribute to Macao’s appeal as a leisure and business tourism destination. Additional phases of The Londoner Macao will open throughout 2021.
While the pandemic and related travel restrictions negatively impacted the market in 2020, we firmly believe the Macao market will recover and will benefit in the future from the meaningful infrastructure investments being made in Macao and throughout the Greater Bay Area. The opening of the Hong Kong-Zhuhai-Macao Bridge was a major milestone that will help Macao grow tourism and MICE business in the years ahead. It is an engineering feat of unprecedented scale that creates a direct connection between the Hong Kong International Airport, one of the largest and most important transportation hubs in all of Asia, and Macao.
We regard it as a privilege to continue to execute Mr. Adelson’s vision to contribute to Macao’s success in realizing its important objectives of diversifying its economy, supporting the growth of local businesses, providing meaningful career development opportunities for its local residents, including through our Sands China Academy, and reaching its full potential as Asia’s leading leisure and business tourism destination.
We could not have achieved our many successes this year without the hard work and dedication of Sands China’s over 27,000 team members. I thank all our team members for their efforts and I look forward to their continued contributions in the years ahead.
Our Sands China business strategy remains straightforward: continue the execution of our Cotai Strip development initiatives by leveraging our convention-based integrated resort business model and world-class amenities to contribute to Macao’s diversification. These efforts will drive Sands China’s market-leading revenue and cash flow generation once the recovery from the pandemic occurs.

We are confident that both the Company and Macao will emerge from this pandemic with unwavering optimism for the future.
Throughout the recovery process we will remain deeply committed to our mission of enhancing the tourism appeal of Macao, creating local employment opportunities, investing in our people and Macao, and providing growth opportunities for local businesses while protecting our environment.
We look to the future with confidence. We have a strong organic growth outlook that will benefit from our industry-leading investments and unmatched scale as economic growth, wealth creation and increased demand for travel and entertainment will continue in Asia as the impact from the pandemic abates. We look forward to sharing the Company’s continued success with you and other shareholders at the upcoming Sands China Annual General Meeting.
I thank you again for the confidence that you have placed in us.
Robert Glen Goldstein
Chairman of the Board and Chief Executive Officer

February 19, 2021

3.OVERVIEW AND BUSINESS UPDATE
Overview
During 2020, we had accomplishments in furthering several of our strategic objectives. We continued progress on our key development projects in Macao for the conversion of Sands Cotai Central into The Londoner Macao and opened The Grand Suites at Four Seasons in October 2020, featuring gaming spaces and 289 luxury suites. We continued to strengthen our balance sheet with the issuance of the 2026 Notes and 2030 Notes in June 2020 to provide funds for incremental liquidity and general corporate purposes.

COVID-19 Pandemic
In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus was identified and the disease has since spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020 (the “COVID-19 Pandemic”). As a result, people across the globe were advised to avoid non-essential travel. Steps were also taken by various countries to restrict inbound international travel and implement closures of non-essential operations, including our integrated resorts for certain periods in 2020 to contain the spread of the virus.
Visitation to Macao decreased substantially throughout 2020 as a result of various government policies limiting travel. Travel restrictions and quarantine requirements in Macao have varied in response to changes in circumstances in other countries. Currently, other than people from low risk cities in China may enter Macao quarantine free subject to them holding the appropriate travel documents, a negative COVID-19 test result and a green health-code, a complete ban on entry, or a need to undergo enhanced quarantine requirements depending on the person’s residency and their recent travel history, remains in place.
The China Individual Visit Scheme (“China IVS”) and tour group visas recommenced for certain regions from August 12, 2020, and were extended to all of mainland China effective September 23, 2020. There still exists some general travel restrictions within mainland China.
Following suspension of all gaming operations on February 5, 2020 by the Macao government, our Macao casino operations resumed on February 20, 2020, except for operations at The Londoner Macao (formerly Sands Cotai Central), which resumed on February 27, 2020. Additional health safeguards, such as the requirement to present a negative COVID-19 test certificate prior to entering the casino, have been implemented, as well as the ongoing limitation on the number of seats per table game, slot machine spacing, temperature checks and mandatory mask protection. Management is currently unable to determine when these measures will be modified or cease to be necessary.

Some of our Macao hotel facilities were also closed during the casino suspension in response to the drop in visitation and, with the exception of the Conrad Macao (“Conrad Hotel”) which reopened on June 13, 2020, these hotels were gradually reopened from February 20, 2020. In support of the Macao government’s initiatives to fight the COVID-19 Pandemic, we provided one tower (approximately 2,000 hotel rooms) at the Sheraton Grand Macao to the Macao government to house individuals who returned to Macao for quarantine purposes. This tower has been utilized for quarantine purposes on several occasions including from March 28 to April 30, 2020; from June 7 to August 14, 2020; from December 20, 2020 until February 6, 2021; and resumed on February 19, 2021 until further notice.
Operating hours at restaurants across our Macao properties are continuously being adjusted in line with movements in guest visitation. The majority of retail outlets in the Company’s various shopping malls are open with reduced operating hours. The timing and manner in which these areas will return to full operation are currently unknown.
The Hong Kong government temporarily closed the Hong Kong China Ferry Terminal in Kowloon on January 30, 2020, and the Hong Kong Macau Ferry Terminal in Hong Kong on February 4, 2020. In response, we have suspended our Macao ferry operations between Macao and Hong Kong. The timing and manner in which our normal ferry operations will be able to resume are currently unknown.
Our operations in Macao have been significantly impacted by the lack of visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased 83.0% for 2020, as compared to 2019. The Macao government also announced gross gaming revenue decreased by 79.3% for 2020, as compared to 2019.
If our integrated resorts are not permitted to resume normal operations, travel restrictions such as those related to inbound travel from other countries are not modified or eliminated, the China IVS resumes suspension or the global response to contain the COVID-19 Pandemic escalates or is unsuccessful, our operations, cash flows and financial condition will be further materially impacted.
While each of our properties are currently open and operating at reduced levels due to lower visitation and the implementation of required safety measures as described above, the current economic and regulatory environment on a global basis and in Macao continues to evolve. We cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter our current operations.

We have a strong balance sheet and sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$861 million and access to US$2.02 billion of available borrowing capacity from our 2018 SCL Revolving Facility as of December 31, 2020. On January 25, 2021, the Company entered into an agreement with lenders to increase the commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at exchange rates in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at exchange rates in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a total available borrowing capacity of US$2.21 billion. Based on the current forecasts, we believe we are able to support continuing operations, complete the major construction projects that are underway and respond to the current COVID-19 Pandemic challenges. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow of non-essential items.

4.MANAGEMENT DISCUSSION AND ANALYSIS
OUR EXISTING OPERATIONS
Our operations consist of The Venetian Macao, The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao, The Plaza Macao, Sands Macao and other operations that support these properties, including our high-speed Cotai Water Jet ferry service operating between Hong Kong and Macao. The following table sets forth data on our existing operations as at December 31, 2020:

	The Venetian Macao	The Londoner Macao	The Parisian Macao	The Plaza Macao	Sands Macao	Total
Opening date	August 2007	April 2012(i)	September 2016	August 2008(ii)	May 2004
Hotel rooms and suites	2,841	5,621	2,333	649	238	11,682
Paiza suites	64	—	208	—	51	323
Paiza mansions	—	—	—	19	—	19
MICE (square feet)	1,200,000	369,000	63,000	28,000	—	1,660,000
Theater (seats)	1,800	1,701	1,200	—	650	5,351
Arena (seats)	15,000	—	—	—	—	15,000
Total retail (square feet)	943,000	525,000	296,000	244,000	50,000	2,058,000
Number of shops	343	131	135	137	10	756
Number of restaurants and food outlets(iii)	60	49	24	7	10	150
Total gaming facility
(square feet)	374,000	351,000	248,000	127,000	212,000	1,312,000
Gaming units:
Tables(iv)	632	479	273	142	159	1,685
Slots(v)	842	659	761	16	444	2,722
Notes:
(i)The Londoner Macao (formerly Sands Cotai Central) consists of the Conrad Hotel, The Londoner Macao Hotel, the first Sheraton tower, the second Sheraton tower and the St. Regis tower, which opened in April 2012, January 2021, September 2012, January 2013 and December 2015, respectively. The Londoner Macao is to be delivered in phases, which started in 2020 and will continue throughout 2021. The hotel rooms above reflect 594 suites upon the completion of The Londoner Macao Hotel.
(ii)The Plaza Macao consists of the Four Seasons Hotel Macao and The Grand Suites at Four Seasons, which opened in August 2008 and October 2020, respectively. The Grand Suites at Four Seasons features 289 luxury suites.
(iii)Includes the restaurants and food outlets which are temporary closed in response to the COVID-19 Pandemic.
(iv)Permanent table count as at December 31, 2020.
(v)The number of slot machines, as at December 31, 2020 compared to December 31, 2019, reduced significantly as a result of the COVID-19 Pandemic social distancing requirements.

RESULTS OF OPERATIONS
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Net Revenues
Our net revenues consisted of the following:

	Year ended December 31,
	2020	2019	Percent change
	US$ in millions
Casino	1,169	7,018	(83.3)%
Rooms	144	731	(80.3)%
Mall	269	531	(49.3)%
Food and beverage	59	298	(80.2)%
Convention, ferry, retail and other	46	230	(80.0)%
Total net revenues	1,687	8,808	(80.8)%

Net revenues were US$1.69 billion for the year ended December 31, 2020, a decrease of 80.8%, compared to US$8.81 billion for the year ended December 31, 2019. Net revenues decreased in all business categories, mainly driven by significant decreases in visitation due to travel restrictions as a result of the COVID-19 Pandemic.
Our net casino revenues for the year ended December 31, 2020 were US$1.17 billion, a decrease of 83.3%, compared to US$7.02 billion for the year ended December 31, 2019. The decrease was primarily driven by decrease in volume in all gaming offerings as a result of the COVID-19 Pandemic.

The following table summarizes the results of our casino activity:

	Year ended December 31,
	2020	2019	Change
	US$ in millions
The Venetian Macao
Total net casino revenues	531	2,875	(81.5)%
Non-Rolling Chip drop	1,925	9,275	(79.2)%
Non-Rolling Chip win percentage	25.4%	26.2%	(0.8) pts
Rolling Chip volume	3,775	25,715	(85.3)%
Rolling Chip win percentage(i)	3.12%	3.29%	(0.17) pts
Slot handle	1,041	3,952	(73.7)%
Slot hold percentage	4.2%	4.8%	(0.6) pts

The Londoner Macao
Total net casino revenues	192	1,541	(87.5)%
Non-Rolling Chip drop	881	6,586	(86.6)%
Non-Rolling Chip win percentage	22.6%	22.7%	(0.1) pts
Rolling Chip volume	167	5,364	(96.9)%
Rolling Chip win percentage(i)	5.85%	3.36%	2.49 pts
Slot handle	531	4,107	(87.1)%
Slot hold percentage	4.3%	4.2%	0.1 pts

The Parisian Macao
Total net casino revenues	180	1,376	(86.9)%
Non-Rolling Chip drop	844	4,522	(81.3)%
Non-Rolling Chip win percentage	23.1%	23.1%	— pts
Rolling Chip volume	3,141	16,121	(80.5)%
Rolling Chip win percentage(i)	1.13%	3.43%	(2.30) pts
Slot handle	763	4,217	(81.9)%
Slot hold percentage	3.7%	3.7%	— pts

The Plaza Macao
Total net casino revenues	159	650	(75.5)%
Non-Rolling Chip drop	544	1,473	(63.1)%
Non-Rolling Chip win percentage	24.6%	24.4%	0.2 pts
Rolling Chip volume	3,656	13,368	(72.7)%
Rolling Chip win percentage(i)	2.46%	3.88%	(1.42) pts
Slot handle	37	518	(92.9)%
Slot hold percentage	4.6%	6.0%	(1.4) pts

Sands Macao
Total net casino revenues	107	576	(81.4)%
Non-Rolling Chip drop	451	2,634	(82.9)%
Non-Rolling Chip win percentage	18.7%	18.3%	0.4 pts
Rolling Chip volume	1,361	4,605	(70.4)%
Rolling Chip win percentage(i)	2.44%	2.52%	(0.08) pts
Slot handle	549	2,596	(78.9)%
Slot hold percentage	3.1%	3.3%	(0.2) pts
Note: As a result of the COVID-19 Pandemic, gaming operations were closed from February 5 to 19, 2020, except for The Londoner Macao (formerly Sands Cotai Central) which was closed from February 5 to 26, 2020.

(i)This compares to our expected Rolling Chip win percentage of 3.15% to 3.45% (calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

Room revenues for the year ended December 31, 2020 were US$144 million, a decrease of 80.3%, compared to US$731 million for the year ended December 31, 2019. The decrease was primarily driven by decrease in demand as a result of the COVID-19 Pandemic.
The following table summarizes the results of our room activity:

	Year ended December 31,
	2020	2019	Change
	US$ in millions, except average daily rate and revenue per available room
The Venetian Macao
Total room revenues	46	222	(79.3)%
Occupancy rate	27.2%	95.9%	(68.7) pts
Average daily rate (in US$)	197	227	(13.2)%
Revenue per available room (in US$)	53	217	(75.6)%

The Londoner Macao
Total room revenues	42	320	(86.9)%
Occupancy rate	18.3%	96.8%	(78.5) pts
Average daily rate (in US$)	164	160	2.5%
Revenue per available room (in US$)	30	155	(80.6)%

The Parisian Macao
Total room revenues	33	130	(74.6)%
Occupancy rate	27.3%	97.2%	(69.9) pts
Average daily rate (in US$)	145	159	(8.8)%
Revenue per available room (in US$)	39	155	(74.8)%

The Plaza Macao(i)
Total room revenues	17	41	(58.5)%
Occupancy rate	28.5%	91.3%	(62.8) pts
Average daily rate (in US$)	394	332	18.7%
Revenue per available room (in US$)	113	303	(62.7)%

Sands Macao
Total room revenues	6	18	(66.7)%
Occupancy rate	39.4%	99.8%	(60.4) pts
Average daily rate (in US$)	157	175	(10.3)%
Revenue per available room (in US$)	62	175	(64.6)%
Note: As a result of the COVID-19 Pandemic, some of our hotel operations were closed for a period in 2020, with a number of rooms utilized for government quarantine purposes and to provide lodging for team members restricted from traveling between their residences and Macao. These rooms were excluded from the calculation of hotel statistics above.

(i)Includes The Grand Suites at Four Seasons, which opened in October 2020.

Mall revenues for the year ended December 31, 2020 were US$269 million, a decrease of 49.3%, compared to US$531 million for the year ended December 31, 2019. The decrease was primarily due to rent concessions of US$215 million granted to our mall tenants and a decrease in turnover rents of US$45 million resulting from lower traffic in our malls as a result of the COVID-19 Pandemic.
The following table summarizes the results of our mall activity on Cotai:

	Year ended December 31,
	2020	2019	Change
	US$ in millions, except per square foot amount
Shoppes at Venetian
Total mall revenues	126	254	(50.4)%
Mall gross leasable area (in square feet)	812,936	812,938	—%
Occupancy	83.8%	91.4%	(7.6) pts
Base rent per square foot (in US$)	302	277	9.0%
Tenant sales per square foot (in US$)(i)	794	1,709	(53.5)%

Shoppes at Londoner(ii)
Total mall revenues	38	71	(46.5)%
Mall gross leasable area (in square feet)	525,206	525,222	—%
Occupancy	83.9%	90.1%	(6.2) pts
Base rent per square foot (in US$)	96	107	(10.3)%
Tenant sales per square foot (in US$)(i)	409	934	(56.2)%

Shoppes at Parisian
Total mall revenues	27	53	(49.1)%
Mall gross leasable area (in square feet)	295,963	295,920	—%
Occupancy	78.5%	86.2%	(7.7) pts
Base rent per square foot (in US$)	156	149	4.7%
Tenant sales per square foot (in US$)(i)	349	785	(55.5)%

Shoppes at Four Seasons
Total mall revenues	79	151	(47.7)%
Mall gross leasable area (in square feet)	244,104	242,425	0.7%
Occupancy	94.9%	95.0%	(0.1) pts
Base rent per square foot (in US$)	540	544	(0.7)%
Tenant sales per square foot (in US$)(i)	2,744	5,478	(49.9)%
Note: This table excludes the results of our mall operations at Sands Macao. As a result of the COVID-19 Pandemic, tenants were provided rent concessions during the year ended December 31, 2020. Base rent per square foot presented above excludes the impact of these rent concessions.
(i)Tenant sales per square foot reflects sales from tenants only after the tenant has been opened for a period of 12 months.
(ii)Shoppes at Londoner (formerly Shoppes at Cotai Central) will feature up to approximately 600,000 square feet of gross leasable area upon completion of all phases of the renovation, rebranding and expansion to The Londoner Macao.

Food and beverage revenues for the year ended December 31, 2020 were US$59 million, a decrease of 80.2%, compared to US$298 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in property visitation as a result of the COVID-19 Pandemic.
Convention, ferry, retail and other revenues for the year ended December 31, 2020 were US$46 million, a decrease of 80.0%, compared to US$230 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in revenue of US$76 million in our ferry operations due to the temporary closure of Hong Kong China Ferry Terminal since late January 2020 and the Hong Kong Macau Ferry Terminal since early February 2020 in response to the COVID-19 Pandemic, as well as a decrease in revenue in other business categories, such as convention, entertainment and retail as a result of the COVID-19 Pandemic.
Operating Expenses
Operating expenses were US$2.93 billion for the year ended December 31, 2020, a decrease of 55.2%, compared to US$6.53 billion for the year ended December 31, 2019. The decrease in operating expenses was primarily due to a decrease in business volume across all business categories. Although management has implemented certain cost reduction programs, operating margins in each business segment were negatively impacted due to employee and other costs incurred during this period of decreased visitation and property closures. We have maintained our staffing levels amid significant reduction in visitation. We have implemented payroll cost saving initiatives across each of our properties, including utilization of paid time off and unpaid leave.
Depreciation and amortization expense was US$684 million for the year ended December 31, 2020, a decrease of 3.1%, compared to US$706 million for the year ended December 31, 2019. The decrease was primarily due to the acceleration of depreciation of US$82 million in the prior year on certain assets that were to be replaced in conjunction with The Londoner Macao project, partially offset by the additions of The Grand Suites at Four Seasons and The Londoner Macao for those areas that were completed, as well as the additions of gaming and information technology-related equipment.

Adjusted Property EBITDA(i)
The following table summarizes information related to our segments:

	Year ended December 31,
	2020	2019	Percent change
	US$ in millions
The Venetian Macao	(53)	1,407	(103.8)%
The Londoner Macao	(184)	726	(125.3)%
The Parisian Macao	(131)	544	(124.1)%
The Plaza Macao	33	345	(90.4)%
Sands Macao	(76)	175	(143.4)%
Ferry and other operations	(17)	(4)	N.M.
Total adjusted property EBITDA	(428)	3,193	(113.4)%
Adjusted property EBITDA loss was US$428 million for the year ended December 31, 2020, compared to an adjusted property EBITDA of US$3.19 billion for the year ended December 31, 2019. The decrease was primarily due to the decline in revenue in all business categories driven by government mandated travel restrictions, property closures and overall reduced visitation since late January 2020 resulting from the COVID-19 Pandemic. Management continues to focus on operational efficiencies and cost control measures throughout the gaming and non-gaming areas of our business.

N.M. — not meaningful

(i)Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

Interest Expense
The following table summarizes information related to interest expense:

	Year ended December 31,
	2020	2019	Percent change
	US$ in millions
Interest and other finance costs	300	289	3.8%
Less: interest capitalized	$(21)	(9)	133.3%
Interest expense, net	279	280	(0.4)%
Interest expense, net of amounts capitalized, was US$279 million for the year ended December 31, 2020, remained largely consistent compared to US$280 million for the year ended December 31, 2019. The increase in interest and other finance costs of US$11 million was primarily due to an increase in interest expense of US$35 million as a result of the newly issued US$1.50 billion Senior Notes in June 2020, partially offset by an increase of US$30 million benefit related to interest rate swaps on US$5.50 billion of Senior Notes issued in August 2018. These interest rate swaps expired in August 2020. The increase in interest capitalization of US$12 million was due to the ramp up of construction relating to The Grand Suites at Four Seasons and The Londoner Macao project in 2020. Our weighted average interest rate for the year ended December 31, 2020 was approximately 4.6%, compared to 5.1% for the year ended December 31, 2019. The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings.
(Loss)/profit for the Year
Loss for the year ended December 31, 2020 was US$1.52 billion, compared to a profit of US$2.03 billion for the year ended December 31, 2019.
LIQUIDITY, FINANCIAL AND CAPITAL RESOURCES
We fund our operations through cash generated from our operations and our debt financing. Total cash and cash equivalents, excluding restricted cash and cash equivalents, was US$861 million as at December 31, 2020. Such cash and cash equivalents were primarily held in HK$ and US$.
As at December 31, 2020, we had US$2.02 billion of available borrowing capacity under the 2018 SCL Revolving Facility.
On January 25, 2021, the Company entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at exchange rates in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at exchange rates in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a total available borrowing capacity of US$2.21 billion.

Cash Flows — Summary
Our cash flows consisted of the following:

	Year ended December 31,
	2020	2019
	US$ in millions
Net cash (used in)/generated from operating activities	(816)	2,812
Net cash used in investing activities	(1,024)	(715)
Net cash from/(used in) financing activities	231	(2,312)

Net decrease in cash and cash equivalents	(1,609)	(215)

Cash and cash equivalents at beginning of year	2,471	2,676
Effect of exchange rate on cash and cash equivalents	(1)	10

Cash and cash equivalents at end of year	861	2,471

Cash Flows — Operating Activities
Net cash used in operating activities for the year ended December 31, 2020 was US$816 million, a decrease of US$3.63 billion compared to net cash generated from operating activities of US$2.81 billion for the year ended December 31, 2019. We derive most of our operating cash flows from our casino, mall and hotel operations. The net cash used in operating activities of US$816 million for the year ended December 31, 2020 was primarily attributable to the impact of the COVID-19 Pandemic on our operations, which significantly reduced visitation to our properties and significantly decreased operating income during 2020 as described above. The COVID-19 Pandemic also impacted our working capital, which was a cash outflow during 2020 as the amount of receivables collected was less than the settlement of operating accrued liabilities and the outstanding chip liability was significantly reduced.
Cash Flows — Investing Activities
Net cash used in investing activities for the year ended December 31, 2020 was US$1.02 billion and was primarily attributable to capital expenditures for major development projects. Capital expenditures for the year ended December 31, 2020, totaled US$1.04 billion, including US$721 million for The Londoner Macao (formerly Sands Cotai Central), primarily related to The Londoner Macao project, US$156 million for The Plaza Macao, primarily related to The Grand Suites at Four Seasons, US$140 million for The Venetian Macao and US$21 million for our other operations, mainly at The Parisian Macao and Sands Macao.
Cash Flows — Financing Activities
Net cash from financing activities for the year ended December 31, 2020 was US$231 million, which was primarily attributable to US$1.50 billion in Senior Notes issuance in June 2020, partially offset by US$1.03 billion in dividend payments and US$209 million in interest payments.

CAPITAL EXPENDITURES
The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Year ended December 31,
	2020	2019
	US$ in millions
The Venetian Macao	140	131
The Londoner Macao	721	276
The Parisian Macao	11	32
The Plaza Macao	156	296
Sands Macao	8	16
Ferry and other operations	2	3
Total capital expenditures	1,038	754
Construction work on the conversion of Sands Cotai Central into the new destination integrated resort, The Londoner Macao, is progressing. This project is being delivered in phases, which started in 2020 and will continue throughout 2021. Upon completion, The Londoner Macao will feature new attractions and features internally and externally from London, including some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”). The Londoner Macao Hotel opened in January 2021 with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The resort will also feature The Londoner Court with approximately 370 luxury suites; construction of The Londoner Court is now complete and we expect it to open in 2021. Our retail offerings will be expanded and rebranded as Shoppes at Londoner.
We anticipate the total costs associated with The Londoner Macao development project described above and the recently completed The Grand Suites at Four Seasons to be approximately US$2.2 billion. The ultimate costs and completion dates for The Londoner Macao development is subject to change as we complete the project. We expect to fund our developments through a combination of the remaining balance of the net proceeds from the issuance of the Senior Notes, borrowings from the 2018 SCL Revolving Facility and surplus from operating cash flows.

CAPITAL COMMITMENTS
Future commitments for property and equipment that are not recorded in the financial statements herein are as follows:

	December 31,
	2020	2019
	US$ in millions
Contracted but not provided for	385	1,001
DIVIDENDS
The Board does not recommend the payment of a final dividend for the year ended December 31, 2020.
CONTINGENT LIABILITIES
The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on our financial position, results of operations or cash flows.

5.FINANCIAL RESULTS
The consolidated results of the Group for the year ended December 31, 2020, together with the comparative figures for the corresponding year as follows:
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
		2020	2019
	Notes	US$ in millions, except per share data

Net revenues	3	1,687	8,808
Gaming tax		(625)	(3,421)
Employee benefit expenses		(1,050)	(1,292)
Depreciation and amortization	3	(684)	(706)
Inventories consumed		(23)	(97)
Other expenses, gains and losses	4	(544)	(1,017)
Operating (loss)/profit		(1,239)	2,275
Interest income		11	38
Interest expense, net of amounts capitalized	5	(279)	(280)
(Loss)/profit before income tax		(1,507)	2,033
Income tax expense	6	(16)	—
(Loss)/profit for the year attributable to equity holders of the Company		(1,523)	2,033
(Loss)/earnings per share for (loss)/profit attributable to equity holders of the Company
Basic	7	(US18.82 cents)	US25.14 cents
Diluted	7	(US18.82 cents)	US25.13 cents

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2020	2019
	US$ in millions
(Loss)/profit for the year attributable to equity holders of the Company	(1,523)	2,033
Other comprehensive income
Item that will not be reclassified subsequently to profit or loss:
Currency translation differences	16	16
Total comprehensive (expense)/income for the year attributable to equity holders of the Company	(1,507)	2,049

CONSOLIDATED BALANCE SHEET

		December 31,
		2020	2019
	Notes	US$ in millions
ASSETS
Non-current assets
Investment properties, net		543	587
Property and equipment, net		8,832	8,361
Intangible assets, net		41	48
Other assets, net		32	34
Other receivables and prepayments, net		18	23
Total non-current assets		9,466	9,053
Current assets
Inventories		15	16
Other assets		—	35
Trade and other receivables and prepayments, net	9	190	510
Restricted cash and cash equivalents		16	15
Cash and cash equivalents		861	2,471
Total current assets		1,082	3,047
Total assets		10,548	12,100

		December 31,
		2020	2019
	Notes	US$ in millions
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		81	81
Reserves		1,848	4,365
Total equity		1,929	4,446

LIABILITIES
Non-current liabilities
Trade and other payables	10	105	122
Borrowings	11	7,044	5,589
Deferred income tax liabilities		56	45
Total non-current liabilities		7,205	5,756
Current liabilities
Trade and other payables	10	1,388	1,874
Current income tax liabilities		5	5
Borrowings	11	21	19
Total current liabilities		1,414	1,898
Total liabilities		8,619	7,654
Total equity and liabilities		10,548	12,100
Net current assets/(liabilities)		(332)	1,149
Total assets less current liabilities		9,134	10,202

NOTES TO THE FINANCIAL INFORMATION
1.General Information
The Company was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The Company’s principal place of business is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.
Las Vegas Sands Corp. (“LVS”), a company incorporated in the United States of America and listed on the New York Stock Exchange, is the Company’s ultimate holding company.
The Company’s shares were listed on the Main Board of the Stock Exchange on November 30, 2009.
The consolidated financial statements are presented in millions of US$ (“US$ in millions”), unless otherwise stated.

COVID-19 Pandemic
In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus was identified and the disease has since spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020 (the “COVID-19 Pandemic”). As a result, people across the globe were advised to avoid non-essential travel. Steps were also taken by various countries, to restrict inbound international travel and implement closures of non-essential operations, including our integrated resorts for certain periods in 2020 to contain the spread of the virus.
Visitation to Macao decreased substantially throughout 2020 as a result of various government policies limiting travel. Travel restrictions and quarantine requirements in Macao have varied in response to changes in circumstances in other countries. Currently, other than people from low risk cities in China may enter Macao quarantine free subject to them holding the appropriate travel documents, a negative COVID-19 test result and a green health-code, a complete ban on entry, or a need to undergo enhanced quarantine requirements depending on the person’s residency and their recent travel history, remains in place.
The China IVS and tour group visas recommenced for certain regions from August 12, 2020, and were extended to all of mainland China effective September 23, 2020. There still exists some general travel restrictions within mainland China.

Following suspension of all gaming operations on February 5, 2020 by the Macao government, the Company’s Macao casino operations resumed on February 20, 2020, except for operations at The Londoner Macao (formerly Sands Cotai Central), which resumed on February 27, 2020. Additional health safeguards, such as the requirement to present a negative COVID-19 test certificate prior to entering the casino, have been implemented, as well as the ongoing limitation on the number of seats per table game, slot machine spacing, temperature checks and mandatory mask protection. The Company is currently unable to determine when these measures will be modified or cease to be necessary. Some of the Company’s Macao hotel facilities were also closed during the casino suspension in response to the drop in visitation and, with the exception of the Conrad Hotel, which reopened on June 13, 2020, these hotels were gradually reopened from February 20, 2020. In support of the Macao government’s initiatives to fight the COVID-19 Pandemic, the Company provided one tower (approximately 2,000 hotel rooms) at the Sheraton Grand Macao to the Macao government to house individuals who returned to Macao for quarantine purposes. This tower has been utilized for quarantine purposes on several occasions including from March 28 to April 30, 2020; from June 7 to August 14, 2020; from December 20, 2020 until February 6, 2021; and resumed on February 19, 2021 until further notice.
Operating hours at restaurants across the Company’s properties are continuously being adjusted in line with movements in guest visitation. The majority of retail outlets in the Company’s various shopping malls are open with reduced operating hours. The timing and manner in which these areas will return to full operation are currently unknown.
The Hong Kong government temporarily closed the Hong Kong China Ferry Terminal in Kowloon on January 30, 2020, and the Hong Kong Macau Ferry Terminal in Hong Kong on February 4, 2020. In response, the Company suspended its Macao ferry operations between Macao and Hong Kong. The timing and manner in which the Company’s normal ferry operations will be able to resume are currently unknown.
The Company’s operations have been significantly impacted by the lack of visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased 83.0% for 2020, as compared to 2019. The Macao government also announced gross gaming revenue decreased by 79.3% for 2020, as compared to 2019.
The disruptions arising from the COVID-19 Pandemic had a significant adverse impact on the Company’s financial condition, operations and cash flows during the year ended December 31, 2020. The duration and intensity of this global health emergency and related disruptions are uncertain. Given the dynamic nature of these circumstances, the impact on the Company’s consolidated results of operations, cash flows and financial condition may continue to be material in the future, but cannot be reasonably estimated at this time as it is unknown when the COVID-19 Pandemic will end, when or how quickly the current travel and operational restrictions will be modified or ceased to be necessary and the resulting impact on the Company’s business and the willingness of tourism customers to spend on travel and entertainment and business customers to spend on MICE.

While each of the Company’s properties are currently open and operating at reduced levels due to lower visitation and the implementation of required safety measures, the current economic and regulatory environment on a global basis and in Macao continues to evolve. The Company cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter the Company’s current operations.
The Company has a strong balance sheet and sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$861 million and access to US$2.02 billion of available borrowing capacity from the 2018 SCL Revolving Facility as of December 31, 2020. On January 25, 2021, the Company entered into an agreement with lenders to increase the commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at exchange rates in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at exchange rates in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a total available borrowing capacity of US$2.21 billion. Based on the current forecasts, the Company believes it is able to support continuing operations, complete the major construction projects that are underway and respond to the current COVID-19 Pandemic challenges. The Company has taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow of non-essential items.
2.Significant accounting policies and changes in accounting policies and disclosures
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on the historical cost basis except for financial liabilities for cash-settled share-based payment transactions and derivative financial instruments that are measured at fair value.
During the year, there have been a number of new amendments to standards in IFRSs that are effective, which the Group has adopted at their respective effective dates. The adoption of these new amendments to standards had no material impact on the results of operations and financial position of the Group.
The Group has not early adopted the new or revised standards, amendments and interpretations that have been issued, but are not effective for the year. The Group has commenced the assessment of the impact of the new or revised standards, amendments and interpretations to the Group, but is not yet in a position to state whether their adoption would have a significant impact on the results of operations and financial position of the Group.

3.Segment information
Management has determined the operating segments based on the reports reviewed by a group of senior management which is the chief operating decision-maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective.
The Group’s principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao, The Plaza Macao and Sands Macao. The Group also reviews construction and development activities for each of its primary projects currently under development, in addition to its reportable segments noted above, which include the renovation, expansion and rebranding of Sands Cotai Central to The Londoner Macao and The Londoner Court. The Group has included ferry and other operations (comprised primarily of the Group’s ferry operations and various other operations that are ancillary to its properties) to reconcile to consolidated results of operations and financial condition.
The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenues primarily from casino wagers, room sales, rental income from the Group’s mall tenants, food and beverage transactions, convention sales and entertainment. Ferry and other operations mainly derive their revenues from the sale of ferry tickets for transportation between Hong Kong and Macao.

The Group’s segment information is as follows:

	Casino	Rooms	Mall(ii)(iii)	Food and beverage	Convention, ferry, retail and other	Net revenues
	US$ in millions
Year ended December 31, 2020
The Venetian Macao	531	46	126	14	21	738
The Londoner Macao	192	42	38	17	8	297
The Parisian Macao	180	33	27	14	5	259
The Plaza Macao	159	17	79	9	1	265
Sands Macao	107	6	1	5	1	120
Ferry and other operations	—	—	—	—	21	21
Inter-segment revenues(i)	—	—	(2)	—	(11)	(13)

	1,169	144	269	59	46	1,687

	Casino	Rooms	Mall(ii)	Food and beverage	Convention, ferry, retail and other	Net revenues
	US$ in millions
Year ended December 31, 2019
The Venetian Macao	2,875	222	254	73	86	3,510
The Londoner Macao	1,541	320	71	97	23	2,052
The Parisian Macao	1,376	130	53	70	21	1,650
The Plaza Macao	650	41	151	31	4	877
Sands Macao	576	18	3	27	4	628
Ferry and other operations	—	—	—	—	106	106
Inter-segment revenues(i)	—	—	(1)	—	(14)	(15)

	7,018	731	531	298	230	8,808

(i)Inter-segment revenues are charged at prevailing market rates.
(ii)Of this amount, US$199 million and US$70 million (2019: US$456 million and US$75 million) are related to income from right of use and management fee and other, respectively. Income from right of use is recognized in accordance with IFRS 16 Leases and all other revenues are recognized in accordance with IFRS 15 Revenue from contracts with customers.
(iii)For the year ended December 31, 2020, rent concessions of US$215 million were provided to tenants as a result of the COVID-19 Pandemic and the impact on mall operations.

The following is a reconciliation of adjusted property EBITDA to (loss) or profit for the year attributable to equity holders of the Company:

	Year ended December 31,
	2020	2019
	US$ in millions
Adjusted property EBITDA(i)
The Venetian Macao	(53)	1,407
The Londoner Macao	(184)	726
The Parisian Macao	(131)	544
The Plaza Macao	33	345
Sands Macao	(76)	175
Ferry and other operations	(17)	(4)
Total adjusted property EBITDA	(428)	3,193
Share-based compensation, net of amount capitalized(ii)	(15)	(14)
Corporate expense(iii)	(45)	(129)
Pre-opening expense	(11)	(23)
Depreciation and amortization	(684)	(706)
Net foreign exchange gains	17	35
Impairment loss on property and equipment	—	(65)
Loss on disposal of property and equipment and
investment	(73)	(16)
Operating (loss)/profit	(1,239)	2,275
Interest income	11	38
Interest expense, net of amounts capitalized	(279)	(280)
(Loss)/profit before income tax	(1,507)	2,033
Income tax expense	(16)	—
(Loss)/profit for the year attributable to equity holders of the Company	(1,523)	2,033
(i)Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.
(ii)The amount comprises of US$9 million equity-settled share-based payment expense, net of amounts capitalized and US$6 million cash-settled share-based payment expense, net of amounts capitalized (2019: US$13 million and US$1 million).
(iii)The amount excludes share-based payment expense of US$2 million (2019: nil).

	Year ended December 31,
	2020	2019
	US$ in millions
Depreciation and amortization
The Venetian Macao	181	159
The Londoner Macao	230	299
The Parisian Macao	163	161
The Plaza Macao	71	40
Sands Macao	27	27
Ferry and other operations	12	20
	684	706

	Year ended December 31,
	2020	2019
	US$ in millions
Capital expenditures
The Venetian Macao	140	131
The Londoner Macao	721	276
The Parisian Macao	11	32
The Plaza Macao	156	296
Sands Macao	8	16
Ferry and other operations	2	3
	1,038	754

	December 31,
	2020	2019
	US$ in millions
Total assets
The Venetian Macao	2,438	3,236
The Londoner Macao	4,324	4,531
The Parisian Macao	2,138	2,372
The Plaza Macao	1,219	1,255
Sands Macao	319	323
Ferry and other operations	110	383
	10,548	12,100
Almost all of the non-current assets of the Group are located in Macao.

4.Other expenses, gains and losses

	Year ended December 31,
	2020	2019
	US$ in millions
Utilities and operating supplies	116	195
Contract labor and services	65	152
Repairs and maintenance	65	85
Provision for expected credit losses, net	52	24
Advertising and promotions	27	129
Royalty fees	22	113
Management fees	16	47
Lease payments for which the recognition exemption is applied and variable lease payments not included in lease liabilities	3	8
Auditor’s remuneration	2	2
Loss on disposal of property and equipment and investment properties	73	16
Impairment loss on property and equipment	—	65
Net foreign exchange gains	(17)	(35)
Other support services	58	101
Other operating expenses	62	115
	544	1,017

5.Interest expense, net of amounts capitalized

	Year ended December 31,
	2020	2019
	US$ in millions
Senior Notes	260	253
Amortization of deferred financing costs	17	15
Lease liabilities	8	8
Bank borrowings	2	—
Standby fee and other financing costs	13	13
	300	289
Less: interest capitalized	(21)	(9)
Interest expense, net of amounts capitalized	279	280

6.Income tax expense

	Year ended December 31,
	2020	2019
	US$ in millions
Current income tax
Lump sum in lieu of Macao complementary tax
on dividends	5	5
Deferred income tax (benefit)/expense	11	(5)
Income tax expense	16	—
Deferred income tax expense was US$11 million for the year ended December 31, 2020, compared to deferred income tax benefit of US$5 million for the year ended December 31, 2019. The deferred income tax expense in 2020 was primarily due to the reversal of deferred tax assets related to the accelerated book depreciation of fixed assets disposed in 2020 not deductible for tax purposes while the deferred income tax benefit in 2019 was primarily due to the reversal of deferred tax liabilities related to accelerated tax depreciation allowance.
7.(Loss)/earnings per share
Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the year ended December 31, 2020, the Company had outstanding share options that would potentially dilute the ordinary shares (2019: same).

The calculation of basic and diluted (loss)/earnings per share is based on the following:

	Year ended December 31,
	2020	2019
(Loss)/profit attributable to equity holders of the Company (US$ in millions)	(1,523)	2,033
Weighted average number of shares for basic (loss)/earnings per share (thousand shares)	8,089,202	8,085,149
Adjustment for share options (thousand shares)(i)	—	5,057
Weighted average number of shares for diluted (loss)/earnings per share (thousand shares)	8,089,202	8,090,206
(Loss)/earnings per share, basic	(US18.82 cents)	US25.14 cents
(Loss)/earnings per share, basic(ii)	(HK145.90 cents)	HK195.79 cents
(Loss)/Earnings per share, diluted	(US18.82 cents)	US25.13 cents
(Loss)/earnings per share, diluted(ii)	(HK145.90 cents)	HK195.71 cents
(i)The computation of the diluted loss per share for the year ended December 31, 2020 did not assume the exercise of the Company’s share options because the exercise would result in a decrease in loss per share.
(ii)The translation of US$ amounts into HK$ amounts has been made at the exchange rate on December 31, 2020 of US$1.00 to HK$7.7526 (2019: US$1.00 to HK$7.7879).

8.Dividends
On January 17, 2020, the Board declared an interim dividend of HK$0.99 (equivalent to US$0.127) per share in respect of the year ended December 31, 2019. The interim dividend, amounting in aggregate to HK$8.01 billion (equivalent to US$1.03 billion), was paid on February 21, 2020.
On April 17, 2020, the Board resolved not to recommend the payment of a final dividend in respect of the year ended December 31, 2019.
The Board does not recommend the payment of a final dividend in respect of the year ended December 31, 2020.
9.Trade receivables, net
The aging analysis of trade receivables, net of provision for expected credit losses of US$137 million (2019: US$106 million), is as follows:

	December 31,
	2020	2019
	US$ in millions
0-30 days	89	259
31-60 days	9	42
61-90 days	5	26
Over 90 days	17	73
	120	400

Trade receivables mainly consist of casino receivables. The Group generally does not charge interest for credit granted, but requires a personal check or other acceptable forms of security. The Group currently has a legally enforceable right to offset the commissions payable and front money deposits against the casino receivables and intends to settle on a net basis.
Absent special approval, the credit period granted to selected premium and mass market players is typically 7–15 days, while for gaming promoters, the receivables are typically repayable within one month following the granting of the credit, subject to terms of the relevant credit agreement.

10.Trade and other payables

	December 31,
	2020	2019
	US$ in millions
Trade payables	51	47
Customer deposits and other deferred revenue(i)	412	395
Construction payables and accruals	316	278
Outstanding chips liability(i)	189	485
Interest payables	156	130
Accrued employee benefit expenses	136	174
Other tax payables	118	302
Loyalty program liability(i)	28	31
Casino liabilities	22	41
Payables to related companies — non-trade	3	9
Other payables and accruals	62	104
	1,493	1,996
Less: non-current portion	(105)	(122)
Current portion	1,388	1,874
(i)These balances represent the Group’s main types of liabilities associated with contracts with customers. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, these liabilities are generally expected to be recognized as revenue or redeemed for cash within one year of being purchased, earned or deposited.
The aging analysis of trade payables based on invoice date is as follows:

	December 31,
	2020	2019
	US$ in millions
0–30 days	31	33
31–60 days	15	6
61–90 days	3	6
Over 90 days	2	2
	51	47

11.Borrowings

	December 31,
	2020	2019
	US$ in millions
Non-current portion
Senior Notes, unsecured	7,000	5,535
Lease liabilities	124	128
	7,124	5,663
Less: deferred financing costs	(80)	(74)
	7,044	5,589

Current portion
Lease liabilities	21	19
Total borrowings	7,065	5,608

2018 SCL Credit Facility
On March 27, 2020, the Company entered into a waiver and amendment request letter (the “Waiver Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders (a) waived the requirements for the Company to ensure the maximum consolidated leverage ratio does not exceed 4.0x and minimum consolidated interest coverage ratio of 2.5x for any quarterly period ending during the period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (the “SCL Relevant Period”) (other than with respect to the financial year ended on December 31, 2019); (b) waived any default that may arise as a result of any breach of said requirements during the SCL Relevant Period (other than with respect to the financial year ended on December 31, 2019); and (c) extended the period of time during which the Company may supply the agent with (i) its audited consolidated financial statements for the financial year ended on December 31, 2019, to April 30, 2020; and (ii) its audited consolidated financial statements for the financial year ending on December 31, 2020, to April 30, 2021. Pursuant to the Waiver Letter, the Company agreed to pay a customary fee to the lenders that consented.

On September 11, 2020, the Company entered into a waiver extension and amendment request letter (the “Waiver Extension Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend the SCL Relevant Period such that it ends on, and includes, January 1, 2022 instead of July 1, 2021; and (b) amend and restate the 2018 SCL Credit Facility in the form attached to the Waiver Extension Letter, which contains the following amendments: (1) it provides the Company with the option to increase the total borrowing capacity by an aggregate amount of up to US$1.0 billion; and (2) it imposes a restriction on the ability of the Company to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022, if at such time (x) the total borrowing capacity exceeds US$2.0 billion by operation of the increase referred to above; and (y) the maximum consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion. Pursuant to the Waiver Extension Letter, the Company agreed to pay a customary fee to the lenders that consented.
The 2018 SCL Credit Facility also contains certain events of default (some of which are subject to grace and remedy periods and materiality qualifiers), including, but not limited to, events relating to the Company’s gaming operations and the loss or termination of certain land concession contracts. As of December 31, 2020, the Group had US$2.02 billion of available borrowing capacity under the 2018 SCL Credit Facility (2019: US$2.0 billion).
On January 25, 2021, the Company entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at exchange rates in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at exchange rates in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a total available borrowing capacity of US$2.21 billion.
Senior Notes
On August 9, 2018, the Company issued, in a private offering, three series of senior unsecured notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% Senior Notes due August 8, 2023 (the “2023 Notes”), US$1.80 billion of 5.125% Senior Notes due August 8, 2025 (the “2025 Notes”) and US$1.90 billion of 5.400% Senior Notes due August 8, 2028 (the “2028 Notes”). There are no interim principal payments on the 2023 Notes, 2025 Notes or 2028 Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019.

On June 4, 2020, the Company issued, in a private offering, two series of senior unsecured notes in an aggregate principal amount of US$1.50 billion, consisting of US$800 million of 3.800% Senior Notes due January 8, 2026 (the “2026 Notes”) and US$700 million of 4.375% Senior Notes due June 18, 2030 (the “2030 Notes”, and together with the 2023 Notes, 2025 Notes, 2026 Notes and 2028 Notes, the “Senior Notes”). The net proceeds from the offering were used for incremental liquidity and general corporate purposes. There are no interim principal payments on the 2026 Notes or 2030 Notes and interest is payable semi-annually in arrears on January 8 and July 8 commencing on January 8, 2021, with respect to the 2026 Notes, and on June 18 and December 18, commencing on December 18, 2020, with respect to the 2030 Notes.
The Senior Notes are senior unsecured obligations of the Company. Each series of notes rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and will rank senior in right of payment to all of the Company’s future subordinated debt, if any. The Senior Notes will be effectively subordinated in right of payment to all of the Company’s future secured debt (to the extent of the value of the collateral securing such debt), and will be structurally subordinated to all of the liabilities of the Company’s subsidiaries. None of the Company’s subsidiaries guarantee the Senior Notes.
The 2023 Notes, 2025 Notes and 2028 Notes were issued pursuant to an indenture, dated August 9, 2018 and the 2026 Notes and 2030 Notes were issued pursuant to an indenture, dated June 4, 2020, between the Company and U.S. Bank National Association, as trustee. Upon the occurrence of certain events described in these indentures, the interest rate on the Senior Notes may be adjusted. Both indentures contain covenants, subject to customary exceptions and qualifications, that limit the ability of the Company and its subsidiaries to, among other things, incur liens, enter into sale and leaseback transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets on a consolidated basis. The indentures also provide for customary events of default.

6.DISCLOSURE OF FINANCIAL RESULTS IN MACAO
VML, our subsidiary and the holder of our gaming Subconcession, will file its financial statements in accordance with the Macao Financial Reporting Standards (“MFRS”) for the year ended December 31, 2020 (“MFRS Financial Statements”) to the Gaming Inspection and Coordination Bureau of Macao in February 2021. This is a statutory filing requirement mandated by Macao law and our gaming Subconcession contract. In addition, VML has a statutory and contractual obligation to publish its consolidated financial statements prepared in accordance with MFRS for the year ended December 31, 2020 (“MFRS Consolidated Statements”) in the Macao Official Gazette and local newspapers in Macao before the end of April 2021. The MFRS Financial Statements and the MFRS Consolidated Statements may not be directly comparable with the Company’s financial results disclosed herein, which are prepared under IFRS.

7.SCOPE OF WORK OF DELOITTE TOUCHE TOHMATSU
The figures in respect of the Group’s consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and the related notes thereto for the year ended December 31, 2020 as set out in this preliminary announcement have been agreed by the Company’s auditor, Deloitte Touche Tohmatsu (the “Auditor”), to the amounts set out in the Group’s unaudited consolidated financial statements for the year. The work performed by the Auditor in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by the Auditor on this preliminary announcement.

8.CORPORATE GOVERNANCE
CORPORATE GOVERNANCE PRACTICES
Corporate governance is the collective responsibility of the Board. The Directors firmly believe good corporate governance is key to creating Shareholder value and ensuring proper management of the Company in the interests of all stakeholders. An effective system of corporate governance requires that our Board approves strategic direction, monitors performance, oversees effective risk management and internal control systems, and leads the creation of the right compliant culture across the organization. It also gives our investors confidence we are exercising our stewardship responsibilities with due skill and care.
To ensure we adhere to high standards of corporate governance, we have developed our own principles and guidelines that set out how corporate governance operates in practice within the Company. This is based on the policies, principles and practices set out in the Code and draws on other best practices.
Throughout the year ended December 31, 2020, save as disclosed below, the Board considers the Company fully complied with all the code provisions and certain recommended best practices as set out in the Code.
Code Provision A.2.1 — Chairman and Chief Executive Officer roles
Code Provision A.2.1 provides the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. At Sands China, both roles have been performed by Mr. Sheldon Gary Adelson since March 2015 until January 2021. Mr. Robert Glen Goldstein was appointed as the Acting Chairman and Acting Chief Executive Officer of the Company with effect from January 7, 2021 and was subsequently appointed as the Chairman and Chief Executive Officer of the Company with effect from January 27, 2021. The Company believes the combined roles of Mr. Goldstein provide for better leadership of the Board and management and allow for more focus on developing strategies and implementation of policies and objectives.

Code Provision E.1.2 — Annual General Meeting attendance
Code Provision E.1.2 provides the Chairman of the Board should attend the annual general meeting of the Company. Mr. Sheldon Gary Adelson was unable to attend the annual general meeting held on June 19, 2020 due to the travel restrictions in place as a result of the COVID-19 Pandemic. In his absence, the annual general meeting was chaired by Dr. Wong Ying Wai, who liaised with Mr. Adelson on all key matters prior to the meeting. Mr. Adelson was also debriefed on the meeting and any matters arising to ensure any matters raised at the annual general meeting were followed up and considered by the Board.
MODEL CODE FOR SECURITIES TRANSACTIONS
The Company has developed the Company Code for securities transactions by the Directors and relevant employees who are likely to be in possession of unpublished inside information of the Company on terms no less exacting than the Model Code. Following specific enquiry by the Company, all Directors have confirmed they have complied with the Company Code and, therefore, with the Model Code throughout the year 2020 and up to the date of this announcement.
BOARD AND BOARD COMMITTEES COMPOSITION
The following changes were made to the composition of the Board and the Board Committees of the Company during the year 2020 and up to the date of this announcement:

(A)On January 7, 2021:

–Mr. Sheldon Gary Adelson took a medical leave of absence from his positions as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee, and was re-designated as a Non-Executive Director;

–Mr. Robert Glen Goldstein was appointed as the Acting Chairman, Acting Chief Executive Officer and Acting Chairman of the Nomination Committee, and was re-designated as an Executive Director; and

–Mr. Chum Kwan Lock, Grant was appointed as an Executive Director.

(B)On January 27, 2021:

–Mr. Robert Glen Goldstein was appointed as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee.

Reference is made to the Company’s announcement dated January 12, 2021, Mr. Sheldon Gary Adelson, the Company’s founder, Chairman and Chief Executive Officer, and a Non-Executive Director of the Company passed away in the United States on January 11, 2021.

AUDIT COMMITTEE
The Audit Committee provides an important link between the Board and the Auditor in matters falling within the scope of the audit of the Company and the Group. The Audit Committee is tasked with reviewing the effectiveness of the external audit and the risk management and internal control systems, evaluating risks and providing advice and guidance to the Board. Our annual results for the year ended December 31, 2020 were reviewed by our Audit Committee, which was of the opinion, the preparation of such annual results complied with the applicable accounting standards and requirements and adequate disclosures have been made. All Audit Committee members are Independent Non-Executive Directors, with Mr. Victor Patrick Hoog Antink (Chairman of the Audit Committee) and Mr. Kenneth Patrick Chung possessing the appropriate professional qualifications and accounting and related financial management expertise.

9.PUBLICATION OF ANNUAL RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY
This announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.sandschina.com). The annual report for the year ended December 31, 2020 containing the information required by Appendix 16 of the Listing Rules will be dispatched to Shareholders and published on the websites of the Stock Exchange and the Company in due course.

10.PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES
Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the listed shares of the Company during the year ended December 31, 2020.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, February 19, 2021

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.